Exhibit 99.430

Nextech AR Solutions Corp. Reports Record Audited Year End 2021 Financial Results

○	2021 Record Revenue of $25.9 million +47%
○	2021 Renewable Software Licenses $1.4 million +316%
○	2021 Gross Profit of $9.8 million

Toronto, ON Canada – March 22, 2022 – Nextech AR Solutions Corp. (“Nextech”or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) reports its financial and operating results for the full year and fourth quarter 2021 ending December 31st, 2021.

Subsequently, Nextech will host a conference call to discuss the results today, March 22nd, 2022 at 6:00 P.M. Eastern Time. Please join Evan Gappelberg, Chief Executive Officer and Andrew Chan, Chief Financial Officer to discuss these financial and operating results followed by a question-and-answer period.

In Q4 2021 we saw a substantial uptick in customer adoption of our technology that are either signing 12-month ARR contracts or annual repeat customers totalling $975,000. The company is seeing this uptick in new customers resulting in additional ARR continuing in 2022.

The 2021 recurring revenue of $975,000 is broken down as follows:

●	12/31/2021- Annual Recurring Revenue (ARR) was approximately $475,000
●	Additionally in 2021 the company saw $500,000+ annual repeat business from customers

The above resulted in total Renewable Software Licenses revenue estimated at $1.4 million in 2021 +316% from 2020.

2021 Annual Financial Highlights:

●	Annual Total Revenue $25.9 million (up 47% from 2020)
○	Product Sales $19.2 million (up 38% from 2020)
○	Technology Services $5.3 million (up 55% from 2020)
○	Renewable Software Licenses $1.4 million (up 316% from 2020)

●	Annual Total Gross Profit $9.8 million (flat with 2020)
○	Product Sales $8.0 million (up 14% from 2020)
○	Technology Services $1.8 million (not comparable to 2020 as measured on different basis, see Q3 and annual MD&A for explanation)

2021 Q4 Financial Highlights:

●	Q4 Total Revenue $6.4 million (up 11% from Q3 2021)
○	Product Sales $4.2 million (down 8% from Q3 2021)
○	Technology Services $1.6 million (up 76% from Q3 2021)
○	Renewable Software Licenses $0.5 million (up 125% from Q3 2021)

●	Q4 Total Gross Profit $2.4 million (up 24% from Q3 2021)
○	Product Sales $1.5 million (down 16% from Q3 2021)
○	Technology Services $0.9 million (compared to gross loss of $0.2 million in Q3 2021)

●	Reduction of operating expenses by $1.5 million in Q4 2021 compared to Q3 2021

NexTech AR Solutions Corp.

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at

	December 31, 2021	December 31, 2020
Assets

Current assets
Cash	$7,237,296	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	1,081,164	1,312,548
Contract Asset (Note 14)	386,202	244,478
Prepaid expenses (Note 6)	749,474	1,354,369
Inventory (Note 7)	3,389,098	3,211,675
	12,843,234	19,354,057
Non-current assets
Equipment (Note 8)	377,242	300,558
Right-of-use asset (Note 9)	1,079,319	1,034,724
Intangible assets (Note 10)	6,419,934	3,500,041
Goodwill (Note 10)	8,790,529	4,886,513
Total assets	$29,510,258	$29,075,893

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (Note 11)	$2,759,017	$2,527,437
Deferred revenue (Note 14)	609,001	383,022
Lease liability (Note 9)	290,357	150,662
Contingent consideration (Note 3)	-	2,717,859
	3,658,375	5,778,980

Non-current liabilities
Lease liability (Note 9)	786,755	877,978
Deferred income tax liability (Note 17)	712,215	-
Loan payable	90,896	-
Total liabilities	5,248,241	6,656,958

Shareholders’ Equity
Share capital (Note 12)	70,570,760	41,968,520
Reserves	12,649,994	6,757,098
Deficit	(58,958,737)	(26,306,683)
	24,262,017	22,418,935
Total liabilities and shareholders’ equity	$29,510,258	$29,075,893

NexTech AR Solutions Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Revenue (Note 14)	$25,934,980	$17,685,652
Cost of sales (Note 15)	(16,096,412)	(7,834,668)
Gross profit	9,838,568	9,850,984

Operating expenses:
Sales and marketing (Note 15)	16,815,044	9,609,441
General and administrative (Note 15)	13,881,090	5,840,760
Research and development (Note 15)	6,612,260	3,591,653
	37,308,394	19,041,854

Other expense (income)
Stock-based compensation (Note 12)	5,030,449	5,665,051
Amortization (Note 10)	2,050,147	603,134
Right of Use Amortization (Note 9)	206,179	68,982
Gain on digital assets (Note 4)	(219,321)	-
(Gain) loss on contingent consideration (Note 3)	(1,573,308)	-
Depreciation (Note 8)	133,145	82,983
Impairment (Note 9)	-	69,423
Foreign exchange gain	(267,677)	10,095
	5,359,614	6,499,668

Loss before income taxes	(32,829,440)	(15,690,538)
Current income tax expense	(28,512)	-
Deferred income tax recovery	205,898	96,956
Net loss	$(32,652,054)	$(15,593,582)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	226,852	(252,612)
Total comprehensive loss	$(32,425,202)	$(15,846,194)

Loss per common share
Basic and diluted loss per common share	(0.39)	(0.23)
Weighted average number of common shares outstanding
Basic and diluted	83,888,487	68,657,254

NexTech AR Solutions Corp.

Notes to Consolidated Financial Statements December 31, 2021 and 2020

(Expressed in Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Cashflows from operating activities
Net loss	$(32,652,054)	$(15,593,582)

Items not affecting cash
Amortization of intangible assets	2,050,147	672,116
Deferred income tax recovery	-	(96,956)
Amortization of right to use asset	206,179	68,982
Depreciation of property and equipment	133,145	82,983
Gain on digital assets	(219,321)	-
(Gain) loss on contingent consideration	(1,573,308)	-
Shares issued for services	1,589,894	35,074
Stock-based compensation	5,030,449	5,665,051
Share-based payments	-	1,202,694
Shares issued to settle related party liability	-	38,239
Impairment of intangible asset	-	85,664

Changes in non-cash working capital balances
Receivables	231,384	(893,109)
Contract Asset	(141,724)	(244,478)
Prepaid expenses	604,895	(1,152,606)
Inventory	(177,423)	(1,858,091)
Accounts payable and accrued liabilities	231,580	1,034,116
Deferred revenue	225,979	(229,984)
Other payables	-	383,022
Deferred tax liability	(205,898)	-
Net cash used in operating activities	$(24,666,076)	$(10,800,865)

Cashflows from investing activities
Purchase of equipment	(178,772)	(18,639)
Proceeds from sale of digital assets	2,765,356	(2,546,035)
Cash paid for acquisition of Map Dynamics	-	(777,900)
Purchase of intangible assets	-	(937,396)
Net cash used in investing activities	$2,586,584	$(4,279,970)

Cashflows from financing activities
Proceeds from exercise of options and warrants	2,211,331	7,763,538
Proceeds from private placement	5,038,898	3,009,048
Proceeds from public offering, net of issuance costs	11,866,001	12,124,116
Payment of lease obligations	(221,228)	(75,065)
Payment of contingent consideration	(18,803)	-
Net cash provided by financing activities	$18,876,198	$22,821,637

Change in cash during the period	(3,203,294)	7,740,802
Cash, beginning of period	10,684,952	2,849,344
Effects of foreign exchange on cash	(244,362)	94,806
Cash, end of period	$7,237,296	$10,684,952

Supplemental cash flow information
Taxes paid	2,159	306
Interest Paid	24,846	8,237
Interest received	40,336	13,446

Conference Call Details:

Date: Tuesday, March 22, 2022
Time: 6:00 p.m. Eastern Time
Toll Free Dial-In Number: (877) 201-0168
International Dial-In Number: (647) 788-4901
Conference ID: 7060475
Webcast Link: click here to register

For those unable to join the live event, a recording of the presentation will be posted on the company’s investor relations website.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

Investor Relations Contact
Lindsay Betts

investor.relations@Nextechar.com

866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Non-IFRS Financial Measures

Total Bookings is not defined by and does not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This non-IFRS financial performance measure is defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that this non-IFRS financial measure, in addition to conventional measures prepared in accordance with IFRS, enables investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

“Total Bookings” is the total dollar value of all services/goods included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced in the period.

Please refer to the Company’s most recent management discussion and analysis for further information on non-IFRS measures.

Forward-looking Statements

This press release may contain forward-looking information within the meaning of applicable securities laws, which reflects the Company’s current expectations regarding future events, including with respect to the Company’s financial outlook. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Specifically, NexTech’s forecast on Total Bookings is considered forward-looking information. The foregoing demonstrates NexTech’s objectives, which are not forecasts or estimates of its financial position but are based on the implementation of its strategic goals, growth prospects and growth initiatives. Management’s assessments of, and outlook for, Total Bookings set out herein are generally based on the following assumptions: (a) NexTech’s results of operations will continue as expected, (b) the Company will continue effectively execute against its key strategic growth priorities, (c) the Company will continue to retain and grow its existing customer base and market share, (d) the Company will be able to take advantage of future prospects and opportunities, and continue to realize on synergies, (e) there will be no changes in legislative or regulatory matters that negatively impact NexTech’s business, (f) current tax laws will remain in effect and will not be materially changed, (g) economic conditions will remain relatively stable throughout the period, and (h) the industries NexTech operates in will continue to grow consistent with past experience. The Company considers these assumptions to be reasonable in the circumstances, given the time period for such projections and targets. The achievement of target revenue set out above is subject to significant risks including: (a) that the Company will be unable to effectively execute against its key strategic growth priorities and (b) the Company will be unable to continue to retain and grow its existing customer base and market share. These estimates have been prepared by and are the responsibility of management.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the final short form prospectus of the Company dated August 12, 2020. NexTech does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified using forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.